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                                                       Exhibit 4

          The following provisions of the Declaration of Trust and By-Laws of Prudential Mid-Cap Value Fund, constitute all instruments defining the rights of holders of the securities proposed to be offered:

I.   Relevant Provisions of Declaration of Trust:

          Article III                    Shares
          Article IV                     The Board of Trustees
          Article V                      Shareholders' Voting Power and Meetings
          Article VIII, Section 2        Termination of Trust or Series
          Article VIII, Section 4        Amendments
          Article VIII, Section 9        Derivative Actions



II.  Relevant Provisions of By-Laws:

          Article III                    Shareholders
          Article XII                    Amendments